EXHIBIT 4.3

MANAGEMENT SERVICES AGREEMENT

THIS AGREEMENT dated for reference the 1st day of May 1999

BETWEEN:

AUTUMN INDUSTRIES INC., a company duly incorporated under the laws of the Province of British Columbia and having its registered and records office at 1200-999 West Hastings Street, Vancouver, British Columbia, V6Z 1B4

(hereinafter referred to as the "Company")

OF THE FIRST PART

AND

GBC SYSTEMS CORP. a Company duly incorporated under the laws of the Province of British Columbia and having it's registered and records office at 2002-13383 108th Avenue, Surrey, BC V3T 5T6

(hereinafter referred to as the "GBC")

OF THE SECOND PART

AND

GERALD B. CAUL of 200-13383 108th Avenue, Surrey, British Columbia V3T 5T6

(hereinafter referred to as "Caul" ) OF THE THIRD PART

WHEREAS:

  The Company wishes to employ GBC to provide management services to it on the terms and conditions hereinafter set forth.

  GBC has been providing management services to the Company since May 1 1999 and the parties hereto wish to formalize the terms of this engagement.
  GBC is desirous of providing management services through Caul as hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises and of the covenants and agreements hereinafter contained the parties hereto have agreed as follows:

1. ENGAGEMENT OF SERVICES

    The Company hereby employs GBC to provide management services to the Company under the direction of the Company's Board of Directors. GBC hereby agrees to perform the duties required of it in accordance with the terms of this agreement. Such management services are to include the governance of business development efforts and activities to increase the business of the Company.

  TERM

    The term of this Agreement shall be for a period of five (5) years, commencing on the 1st day of May 1999 and continuing thereafter unless and until terminated as hereinafter provided.

  SERVICES

    GBC agrees to employ Gerald B. Caul ("Caul") on a full-time basis to perform the services contracted hereunder

  REMUNERATION

    The Company shall pay to GBC for all services rendered hereunder:

  the sum of Eight Thousand Dollars ($8,000.00) per month, ($96,000.00 per annum) excluding GST, payable on the last day of each month;

  the use of a Company car and a Company cell phone;

  GBC's out of pocket expenses incurred on behalf of the Company. In respect of expenses, GBC shall provide statements and vouchers to the Company as and when required by it.

    In addition, Caul shall be entitled to four (4) weeks vacation per year during the first year of this Agreement and five (5) weeks per year in each of the succeeding years. GBC will continue to receive the full amount of the monthly remuneration from the Company during the time Caul is on vacation.

    The amount payable to Caul hereunder may be altered from time to time during the term of this Agreement by mutual agreement between the parties provided that the Company will first obtain the approval of the Canadian Venture Exchange.

  APPROVAL OF THE VANCOUVER STOCK EXCHANGE

    This Agreement is subject to the acceptance of the Vancouver Stock Exchange. The remuneration due and payable hereunder shall not be increased without the prior approval of the Vancouver Stock Exchange.

    TERMINATION

    This Agreement will be deemed to be renewed after the initial five (5) year term unless the Company or GBC provides not less than sixty (60) days written notice of their intention not to renew.

    This Agreement may be terminated in the following manner in the following circumstances:

  At any time by notice in writing from the Company to GBC, for cause;

  At any tie by three (3) months notice in writing given by the company to GBC; and

  At any time by three (3) months notice n writing given by GBC to the Company.

  RESTRICTIVE COVENANT

    During the term of this Agreement and for a period of one (1) year after termination of this Agreement, and whether or not such termination is for cause, Caul agrees that he will not, directly or indirectly, as an individual, member, employee, agent of a firm, as a shareholder, director, officer, employee or agent of a corporation, or as part of any other organization or group, participate in, assist, engage in, advise or consult for, lend money to, guarantee, the debts or obligations of, permit his name to be used by, or be in any way connected with any business similar in nature to all or any part of the Company's Business or which competes in any way with the Company's Business.

    During the term of the Agreement and for a period of one (1) year after termination of this Agreement, whether or not such termination is cause, Caul will not, directly or indirectly:

(a) persuade or induce any customer of the Company to patronize any other business similar in nature to all or part of the Company's Business or which competes in any way with the Company's Business;

  canvass, solicit or accept business from any customer of the Company for the gain, profit, or pecuniary advantage of Caul independently of the employment hereunder or for the gain, profit or pecuniary advantage of any business similar in nature to all or part of the Company's Business or which competes in any way with the Company's Business; or

  request or advise any customer of the Company to withdraw, curtail or cancel such customer's business with the Company.

As used in this Section 7, the expression "Company's Business" means any business which the Company is engaged in at the time of termination of the employee and, including, but not limited to, the generation and sale of electrical energy or the business of the sale and installation of Gasifier systems for waste wood disposal and the term "customers" means those customers of the business who Caul has had direct personal dealings with and who are still customers of the Company when the employment is terminated.

    The restrictions upon the activities of Caul set forth in paragraphs 7.1 & 7.2 will apply only within the area within 500 kilometers of the place in which the Company is carrying on business at the time of the termination of engagement.

  NOTICE

    Any notice to be given under this Agreement shall be in writing and shall be deemed to have been given if delivered to, or sent by prepaid registered post addressed to, the respective addresses of the parties appearing on the first page of this Agreement (or to such other address as one party provides to the other in a notice given according to this paragraph). Where a notice is given by registered post it shall be conclusively deemed to be given and received on the fifth day after its deposit in a Canada post office any place in Canada.

  MISCELLANEOUS

    This Agreement may not be assigned by either party without the prior written consent of the other.

    The titles of headings to the respective paragraphs of this agreement shall be regarded as having been used for reference and convenience only.

    This Agreement shall ensure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

    This Agreement shall be governed by and interpreted in accordance with the laws of British Columbia, Canada.

    Time shall be of the essence of this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement the day and year first above written.
THE CORPORATE SEAL OF AUTUMN INDUSTRIES INC. was hereunto affixed in the presence of :

"Byron P. Loewen"
Authorized Signatory

"Dominic Colvin"
Authorized Signatory

THE CORPORATE SEAL OF GBC SYSTEMS CORP.
"Gerald B. Caul"
Authorized Signatory

SIGNED AND DELIVERED BY	"Gerald B. Caul"
GERALD B. CAUL in the presence of:	GERALD B. CAUL

"Reyna Seabrook"
Name

"5824 Farmers Drive, Kelowna"
Address

"Executive Assistant"
Occupation